UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2023
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM08, Bermuda
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2023

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Voyage charter revenues (note 2)	274,774	276,081	1,019,484	675,912
Time-charter revenues (note 2)	8,119	1,656	23,124	13,033
Other revenues (note 2)	2,965	1,649	8,553	6,848
Total revenues	285,858	279,386	1,051,161	695,793

Voyage expenses	(113,274)	(135,013)	(355,543)	(363,615)
Vessel operating expenses (note 9b)	(36,366)	(35,983)	(112,348)	(114,239)
Time-charter hire expenses (note 5)	(19,378)	(7,236)	(51,014)	(19,339)
Depreciation and amortization	(24,565)	(24,251)	(72,924)	(74,574)
General and administrative expenses (note 9b)	(10,700)	(9,687)	(35,087)	(30,827)
Gain on sale and (write-down) of assets (note 10)	—	8,156	—	8,888
Restructuring charges (note 11)	—	—	(1,248)	(413)
Income from operations	81,575	75,372	422,997	101,674

Interest expense	(6,440)	(9,024)	(23,565)	(26,074)
Interest income	3,119	216	7,120	418
Realized and unrealized gain on derivative instruments (note 6)	—	1,698	449	4,598
Equity income (loss)	666	221	2,916	(1,464)
Other (expense) income (note 12)	(82)	840	(65)	3,135
Net income before income tax	78,838	69,323	409,852	82,287
Income tax recovery (expense) (note 13)	2,528	(1,270)	(7,875)	372
Net income	81,366	68,053	401,977	82,659

Per common share amounts (note 14)
- Basic earnings per share	$2.38	$2.00	$11.77	$2.43
- Diluted earnings per share	$2.35	$1.98	$11.63	$2.42
- Cash dividends declared	$0.25	—	$1.50	—

Weighted-average number of Class A and Class B common stock outstanding (note 14)
- Basic	34,201,415	34,039,501	34,145,219	33,969,392
- Diluted	34,571,439	34,374,752	34,552,933	34,218,189

Related party transactions (note 9)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at	As at
	September 30, 2023	December 31, 2022
	$	$
ASSETS
Current
Cash and cash equivalents	227,292	180,512
Restricted cash – current (note 15)	691	3,714
Accounts receivable, net of allowance of $8.1 million (2022 - $6.4 million)	116,434	116,707
Bunker and lube oil inventory	51,678	60,832
Prepaid expenses	10,341	10,248
Due from affiliates (note 9c)	66	2,486
Current portion of derivative assets (note 6)	—	2,087
Accrued revenue	58,406	82,923
Total current assets	464,908	459,509
Restricted cash – long-term (note 15)	—	3,135
Vessels and equipment
At cost, less accumulated depreciation of $438.2 million (2022 - $171.8 million)	964,046	429,987
Vessels related to finance leases, at cost, less accumulated depreciation of $90.9 million (2022 - $290.0 million) (note 5)	230,568	823,381
Operating lease right-of-use assets (note 5)	86,624	42,894
Total vessels and equipment	1,281,238	1,296,262
Investment in and advances to equity-accounted joint venture	15,215	16,198
Derivative assets (note 6)	—	1,622
Other non-current assets	6,096	3,451
Intangible assets at cost, less accumulated amortization of $5.0 million (2022 - $4.6 million)	752	1,051
Goodwill	2,426	2,426
Total assets	1,770,635	1,783,654
LIABILITIES AND EQUITY
Current
Accounts payable	28,572	42,350
Accrued liabilities (note 11)	34,356	47,469
Current obligations related to finance leases (note 5)	20,504	60,161
Current portion of operating lease liabilities (note 5)	39,384	16,585
Due to affiliates (note 9c)	4,257	1,141
Other current liabilities (note 2)	2,890	2,468
Total current liabilities	129,963	170,174
Long-term obligations related to finance leases (note 5)	124,216	472,599
Long-term operating lease liabilities (note 5)	47,240	26,858
Other long-term liabilities (note 13)	47,501	44,017
Total liabilities	348,920	713,648
Equity
Common stock and additional paid-in capital (585.0 million shares authorized, 29.5 million Class A and 4.6 million Class B shares issued and outstanding as of September 30, 2023, and 585.0 million shares authorized, 29.3 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2022) (note 8)	1,304,801	1,303,610
Accumulated surplus (deficit)	116,914	(233,604)
Total equity	1,421,715	1,070,006
Total liabilities and equity	1,770,635	1,783,654
Subsequent event (note 17)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2023	2022
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	401,977	82,659
Non-cash items:
Depreciation and amortization	72,924	74,574
(Gain) on sale and write-down of assets (note 10)	—	(8,888)
Unrealized loss (gain) on derivative instruments (note 6)	3,709	(3,784)
Equity (income) loss	(2,916)	1,464
Income tax expense (recovery)	6,566	(1,114)
Other	4,013	1,537
Change in operating assets and liabilities	13,651	(87,072)
Expenditures for dry docking	(6,209)	(11,204)
Net operating cash flow	493,715	48,172

FINANCING ACTIVITIES
Proceeds from short-term debt (note 3)	50,000	134,000
Prepayments of short-term debt (note 3)	(50,000)	(159,000)
Proceeds from long-term debt (note 4)	1,000	—
Issuance costs related to long-term debt (note 4)	(4,536)	—
Scheduled repayments of long-term debt (note 4)	—	(56,914)
Prepayments of long-term debt (note 4)	(1,000)	(245,134)
Proceeds from financings related to sale and leaseback of vessels, net of issuance costs (note 5)	—	288,108
Scheduled repayments of obligations related to finance leases (note 5)	(28,900)	(35,448)
Prepayment of obligations related to finance leases (note 5)	(364,201)	—
Cash dividends paid	(50,995)	—
Other	(2,386)	(974)
Net financing cash flow	(451,018)	(75,362)

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 10)	—	69,646
Expenditures for vessels and equipment	(5,975)	(11,511)
Loan repayments from equity-accounted joint venture	3,900	—
Advances to equity-accounted joint venture	—	(3,000)
Net investing cash flow	(2,075)	55,135

Increase in cash, cash equivalents and restricted cash	40,622	27,945
Cash, cash equivalents and restricted cash, beginning of the period	187,361	55,928
Cash, cash equivalents and restricted cash, end of the period	227,983	83,873
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. Dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated (Deficit) Surplus $	Total $
Balance as at December 31, 2022	33,939	1,215,078	88,532	(233,604)	1,070,006
Net income	—	—	—	169,368	169,368
Equity-based compensation (note 8)	20	901	—	—	901
Balance as at March 31, 2023	33,959	1,215,979	88,532	(64,236)	1,240,275
Net income	—	—	—	151,243	151,243
Dividends declared	—	—	—	(42,890)	(42,890)
Equity-based compensation (note 8)	88	161	—	—	161
Balance as at June 30, 2023	34,047	1,216,140	88,532	44,117	1,348,789
Net income	—	—	—	81,366	81,366
Dividends declared	—	—	—	(8,569)	(8,569)
Equity-based compensation (note 8)	33	129	—	—	129
Balance as at September 30, 2023	34,080	1,216,269	88,532	116,914	1,421,715

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2021	33,789	1,212,570	88,532	(462,690)	838,412
Net loss	—	—	—	(13,942)	(13,942)
Equity-based compensation (note 8)	16	435	—	—	435
Balance as at March 31, 2022	33,805	1,213,005	88,532	(476,632)	824,905
Net income	—	—	—	28,548	28,548
Equity-based compensation (note 8)	41	116	—	—	116
Balance as at June 30, 2022	33,846	1,213,121	88,532	(448,084)	853,569
Net income	—	—	—	68,053	68,053
Equity-based compensation (note 8)	62	1,074	—	—	1,074
Balance as at September 30, 2022	33,908	1,214,195	88,532	(380,031)	922,696
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity-accounted joint venture and any variable interest entities of which it is the primary beneficiary (collectively, the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on March 31, 2023. In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation.
2.    Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. For descriptions of these types of contracts, see "Item 18 – Financial Statements: Note 3" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2022.

The following table contains a breakdown of the Company's revenue by contract type for the three and nine months ended September 30, 2023 and September 30, 2022. The Company’s lease income consists of the revenue from its voyage charters and time charters.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Voyage charter revenues
Suezmax	136,500	146,467	527,991	358,826
Aframax / LR2	128,263	99,466	432,591	232,162
Full service lightering	10,011	30,148	58,902	84,924
Total	274,774	276,081	1,019,484	675,912

Time-charter revenues
Suezmax	3,657	—	10,717	—
Aframax / LR2	4,462	1,656	12,407	13,033
Total	8,119	1,656	23,124	13,033

Other revenues
Ship-to-ship support services	2,054	434	5,312	3,370
Vessel management	911	1,215	3,241	3,478
Total	2,965	1,649	8,553	6,848

Total revenues	285,858	279,386	1,051,161	695,793
Charters-out
As at September 30, 2023, two (December 31, 2022 - two) of the Company’s vessels operated under fixed-rate time-charter contracts, which are scheduled to expire in February and September 2024. As at September 30, 2023, the minimum scheduled future revenues to be received by the Company under these time charters were approximately $8.0 million (remainder of 2023) and $10.9 million (2024) (December 31, 2022 - $30.9 million (2023) and $10.9 million (2024)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after September 30, 2023, from unexercised option periods of contracts that existed on September 30, 2023, or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities
As at September 30, 2023, the Company had $2.0 million (December 31, 2022 - $1.7 million) of advanced payments recognized as contract liabilities that are expected to be recognized as voyage charter revenues or time-charter revenues in subsequent periods and which are included in other current liabilities on the Company's unaudited consolidated balance sheets.
3.    Short-Term Debt
In September 2023, the Company provided notice of cancellation to the lender of its working capital loan facility with Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of the Company. The working capital loan facility, which provided for aggregate borrowings up to $80.0 million, was cancelled in September 2023, and the related security interest in the assets of TTCL was subsequently discharged. Upon cancellation of the working capital loan facility, the amount available to the Company from its short-term debt was reduced by $80.0 million.

4.    Long-Term Debt
In July 2023, the Company provided notice of loan cancellation to the lenders of the previous revolving credit facility (or the 2020 Revolver). The 2020 Revolver was cancelled effective in July 2023, at which time all 13 collateralized vessels and related security were released and discharged. Upon cancellation of the 2020 Revolver, the amount available to the Company from its long-term debt was reduced by $65.7 million.

As at September 30, 2023, the Company had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $284.2 million (December 31, 2022 - $82.5 million), of which $284.2 million (December 31, 2022 - $82.5 million) was undrawn. Availability under the 2023 Revolver is increased in October 2023 by an additional $65.8 million upon the addition to the collateral for the loan of the four vessels that were repurchased in September 2023 as described in note 5 (see note 17). The 2023 Revolver matures in May 2029 and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%. As of September 30, 2023, the total amount available under the 2023 Revolver was scheduled to decrease by $25.3 million (remainder of 2023), $50.7 million (2024), $50.7 million (2025), $49.3 million (2026), $43.4 million (2027) and $64.8 million (thereafter). As of September 30, 2023, the 2023 Revolver was collateralized by 15 of the Company's vessels, together with other related security. Upon the collateralization of four additional vessels in October 2023, as previously described, the 2023 Revolver is collateralized by 19 of the Company's vessels (see note 17).

The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lenders may request that the Company either prepay a portion of the applicable loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at September 30, 2023, the hull coverage ratio was not applicable for the 2023 Revolver due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases. As at September 30, 2023, the Company was in compliance with all covenants in respect of the 2023 Revolver.

The interest rate on the Company’s long-term debt facility as at September 30, 2023 was 7.3% (December 31, 2022 - 6.8%).
5.    Operating Leases and Obligations Related to Finance Leases
Operating Leases

The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.
As at September 30, 2023, minimum commitments to be incurred by the Company under time charter-in contracts were approximately $20.0 million (remainder of 2023), $66.4 million (2024), $32.9 million (2025), $18.8 million (2026), $11.2 million (2027) and $12.9 million (thereafter).
Obligations Related to Finance Leases

	As at	As at
	September 30, 2023	December 31, 2022
	$	$
Obligations related to finance leases	146,024	536,480
Less: unamortized discount and debt issuance costs	(1,304)	(3,720)
Total obligations related to finance leases	144,720	532,760
Less: current portion	(20,504)	(60,161)
Long-term obligations related to finance leases	124,216	472,599

As at September 30, 2023, the Company had sale-leaseback financing transactions with financial institutions relating to eight of the Company's vessels, excluding nine, six and four vessels which the Company repurchased in March 2023, May 2023 and September 2023, respectively, for a total cost of $164.3 million, $142.8 million and $57.2 million, respectively, pursuant to repurchase options under applicable sale-leaseback arrangements.
Under the sale-leaseback arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six- to nine-year terms ending between 2028 and 2031. The Company has the option to repurchase each of the eight vessels starting in March 2024 until the end of their respective lease terms.

The bareboat charters related to all eight of these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases.
All of the eight bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at September 30, 2023, these ratios ranged from 226% to 271% (December 31, 2022 - ranged from 173% to 292%). For the eight bareboat charters, should any of these ratios drop below the required amount, the relevant Lessor may request that the Company make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.
The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by two or more agreed upon third parties. As at September 30, 2023, the Company was in compliance with all covenants in respect of its obligations related to finance leases.

The weighted-average interest rate on the Company’s obligations related to finance leases as at September 30, 2023 was 8.4% (December 31, 2022 - 7.2%).
As at September 30, 2023, the Company's total remaining commitments related to the finance leases were approximately $190.1 million (December 31, 2022 - $695.2 million), including imputed interest of $44.1 million (December 31, 2022 - $158.7 million), repayable from 2023 through 2031, as indicated below:

Commitments
September 30, 2023
Year	$
Remainder of 2023	8,287
2024	31,984
2025	30,198
2026	28,444
2027	26,691
Thereafter	64,500

6.    Derivative Instruments
Interest rate swap agreement
As deemed appropriate, the Company from time to time uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In March 2020, the Company entered into an interest rate swap agreement which was scheduled to mature in December 2024. The Company did not designate, for accounting purposes, its interest rate swap agreement as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings. In June 2023, the Company terminated its interest rate swap agreement and received a $3.2 million cash payment, which was recognized as a realized gain on derivative instruments in the Company's unaudited consolidated statement of income for the nine months ended September 30 2023. As at September 30, 2023, the Company was not committed to any interest rate swap agreements.
Forward freight agreements
As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain on derivative instruments in the Company's unaudited consolidated statements of income. As at September 30, 2023, the Company was not committed to any FFAs.

Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Current Portion of Derivative Assets	Derivative Assets
	$	$
As at September 30, 2023
Interest rate swap agreement	—	—
	—	—

As at December 31, 2022
Interest rate swap agreement	2,087	1,622
	2,087	1,622

Realized and unrealized gains (losses) relating to the interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized gain on derivative instruments in the Company’s unaudited consolidated statements of income as follows:

	Three Months Ended			Three Months Ended
	September 30, 2023			September 30, 2022
	Realized Gains	Unrealized Gains	Total	Realized Gains	Unrealized Gains	Total
	$	$	$	$	$	$
Interest rate swap agreement	—	—	—	192	1,039	1,231
Forward freight agreements	—	—	—	380	87	467
	—	—	—	572	1,126	1,698

	Nine Months Ended			Nine Months Ended
	September 30, 2023			September 30, 2022
	Realized Gains (Losses)	Unrealized Losses	Total	Realized Gains	Unrealized Gains	Total
	$	$	$	$	$	$
Interest rate swap agreement	4,168	(3,709)	459	157	3,382	3,539
Forward freight agreements	(10)	—	(10)	657	402	1,059
	4,158	(3,709)	449	814	3,784	4,598
7.    Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 12" to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2022.
The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		September 30, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 15)	Level 1	227,983	227,983	187,361	187,361
Derivative instruments (note 6)
Interest rate swap agreement	Level 2	—	—	3,709	3,709

Other:
Advances to equity-accounted joint venture	Level 2	2,880	Note (1)	6,780	Note (1)
Obligations related to finance leases, including current portion (note 5)	Level 2	(144,720)	(149,340)	(532,760)	(533,977)

(1)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. As at September 30, 2023 and December 31, 2022, the fair values of the individual components of such aggregate interests were not determinable.
The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash and cash equivalents are held. In order to minimize credit risk, the Company only places deposits with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits are held by and entered into with, as applicable, different counterparties to reduce concentration risk.

8.    Capital Stock and Equity-Based Compensation
The authorized capital stock of the Company at September 30, 2023 was 100.0 million shares of Preferred Stock (December 31, 2022 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2022 - $0.01 per share), 485.0 million shares of Class A common stock (December 31, 2022 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2022 - $0.01 per share), and 100.0 million shares of Class B common stock (December 31, 2022 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2022 - $0.01 per share). A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of September 30, 2023, the Company had 29.5 million shares of Class A common stock (December 31, 2022 – 29.3 million), 4.6 million shares of Class B common stock (December 31, 2022 – 4.6 million) and no shares of preferred stock (December 31, 2022 – nil) issued and outstanding.
During the three and nine months ended September 30, 2023, the Company recognized $0.6 million and $2.0 million (2022 - $0.5 million and $1.8 million), respectively, of expenses related to restricted stock units and stock options in general and administrative expenses. During the nine months ended September 30, 2023, a total of 0.1 million restricted stock units (2022 - 83.1 thousand) with a market value of $4.0 million (2022 - $1.5 million) vested and 67.9 thousand (2022 - 48.5 thousand) shares of Class A common stock, net of withholding taxes, were concurrently issued to the grantees.
9.    Related Party Transactions
a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay Corporation's (or Teekay's) wholly-owned subsidiary, Teekay Services Limited (or the Manager), and its affiliates. The Manager provides various services under a long-term management agreement (or the Management Agreement), as disclosed below.
b.Amounts (paid) received by the Company for related party transactions for the periods indicated below were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Vessel operating expenses - technical management fee (i)	(168)	(256)	(504)	(760)
Strategic and administrative service fees (ii)	(8,554)	(7,113)	(26,543)	(22,563)
Technical management fee recoveries (iii)	143	215	293	520
Restructuring charges (iv) (note 11)	—	—	(100)	(413)

(i)The cost of ship management services provided by a third party is presented as vessel operating expenses on the Company's unaudited consolidated statements of income. The Company paid such third party technical management fees to the Manager in relation to certain vessels previously owned by Tanker Investments Ltd., which the Company acquired in 2017.
(ii)The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company’s unaudited consolidated statements of income. The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.
(iii)The Company receives reimbursements from Teekay for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's unaudited consolidated statements of income.
(iv)The Company incurred restructuring charges of $0.1 million during the nine months ended September 30, 2023, in relation to organizational changes made to its commercial team employed by Teekay and also incurred restructuring charges under the Management Agreement of $0.4 million during the nine months ended September 30, 2022, in relation to organizational changes made to the Company's Manager following Teekay's dispositions related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022 (see note 11).
c.The Manager and other subsidiaries of Teekay collect certain cash receipts and remit payments for certain expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment.
10.    Gain on Sale and (Write-down) of Assets
During the three and nine months ended September 30, 2022, the Company completed the sale of one Aframax / LR2 tanker for $24.8 million, with a gain on sale of $8.2 million. In addition, during the nine months ended September 30, 2022, the Company completed the sales of one Suezmax tanker and two Aframax / LR2 tankers for a total price of $43.6 million, with an aggregate gain on sales of $1.2 million. The previous write-down of $0.6 million for one of these vessels was reversed to reflect its agreed sales price.
During the nine months ended September 30, 2022, the Company recorded a write-down of $1.1 million on its operating lease right-of-use assets, which were written-down to their estimated fair values, based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
11.     Restructuring Charges
During the nine months ended September 30, 2023, the Company incurred restructuring charges of $1.2 million related to organizational changes made to its commercial and technical operations teams.
During the nine months ended September 30, 2022, the Company incurred restructuring charges under the Management Agreement of $0.4 million. The restructuring charges relate to organizational changes made to the Company's Manager following Teekay's dispositions related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022.
12.    Other (Expense) Income
The components of other (expense) income are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Foreign exchange gain	540	2,110	2,110	4,434
Other expense (1)	(622)	(1,270)	(2,175)	(1,299)
Total	(82)	840	(65)	3,135
(1)    Includes $0.6 million and $2.6 million related to the premiums paid in relation to the repurchase of four and 19 vessels, respectively, previously under sale-leaseback arrangements, during the three and nine months ended September 30, 2023, respectively.

13.    Income Tax Recovery (Expense)
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's unaudited consolidated balance sheets:

	Nine Months Ended September 30,
	2023 $	2022 $
Balance as at January 1	42,046	45,603
Increases for positions related to the current year	8,438	3,195
Increases for positions related to prior years	6,145	3,026
Decreases for positions taken in prior years	(5,155)	—
Decreases related to statute of limitations	(3,013)	(6,942)
Foreign exchange gain	(2,257)	(4,453)
Balance as at September 30	46,204	40,429
Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
The Company does not currently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
14.    Earnings Per Share
The net earnings available for common shareholders and earnings per common share are presented in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Net income	81,366	68,053	401,977	82,659

Weighted average number of common shares - basic (1)	34,201,415	34,039,501	34,145,219	33,969,392
Dilutive effect of stock-based awards	370,024	335,251	407,714	248,797
Weighted average number of common shares - diluted	34,571,439	34,374,752	34,552,933	34,218,189

Earnings per common share:
– Basic	2.38	2.00	11.77	2.43
– Diluted	2.35	1.98	11.63	2.42
(1)     Includes unissued common shares related to non-forfeitable stock-based compensation.
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three and nine months ended September 30, 2023, nil and nil (September 30, 2022 - nil and 0.1 million) restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and nine months ended September 30, 2023, options to acquire 7.3 thousand and 7.3 thousand (September 30, 2022 - 0.1 million and 0.3 million) shares, respectively, of the Company’s Class A common stock had anti-dilutive effects on the calculation of diluted earnings per common share.

15.    Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	As at	As at	As at	As at
	September 30, 2023	December 31, 2022	September 30, 2022	December 31, 2021
	$	$	$	$
Cash and cash equivalents	227,292	180,512	78,008	50,572
Restricted cash – current (1)	691	3,714	2,730	2,221
Restricted cash – long-term (2)	—	3,135	3,135	3,135
	227,983	187,361	83,873	55,928
(1)    The Company maintains restricted cash deposits relating to certain FFAs (see note 6).
(2)    The Company maintained restricted cash deposits relating to obligations related to finance leases for certain vessels which were repurchased by the Company in May 2023 as described in note 5.

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	For the nine months ended
	September 30, 2023	September 30, 2022
	$	$
Leased assets obtained in exchange for new operating lease liabilities	68,536	12,586
16.     Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.
17. Subsequent Event
In October 2023, the Company completed the refinancing under the 2023 Revolver of the four vessels previously under sale-leaseback arrangements and repurchased in September 2023. Upon the collateralization of these four additional vessels, availability under the 2023 Revolver increased by $65.8 million and the facility is collateralized by 19 of the Company's vessels (see note 4).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2023
PART I - FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2022.

OVERVIEW
Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-term time charters will change from time to time. In addition to our core business, we also provide ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. As at September 30, 2023, our fleet consisted of 55 vessels, including 10 chartered-in vessels, and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at September 30, 2023:

	Owned or Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker (1)	—	1	1
Aframax Tanker / Long Range 2 (or LR2) Product Tanker (2)	—	1	1
Total Fixed-Rate Fleet (3)	—	2	2

Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers / LR2 Product Tankers (4)	19	6	25
VLCC Tanker (5)	1	—	1
Total Spot Fleet (6)	45	6	51
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	45	10	55
(1)The Suezmax tanker is currently time chartered-in for a period of 54 months expiring in June 2027 with an option to extend for one year.
(2)The Aframax / LR2 tanker is currently time chartered-in for a period of 36 months expiring in February 2026 with an option to extend for one year.
(3)These two charter-out contracts are scheduled to expire in February and September 2024.
(4)Five Aframax / LR2 tankers are currently time chartered-in for periods of 24 to 36 months expiring in July 2024, August 2024, November 2024 and March 2025, two of which have options to extend for one year. One 2023-built Aframax / LR2 tanker is currently time chartered-in for a period of seven years expiring in January 2030 with three one-year extension option periods and a purchase option at the end of the second extension option period.
(5)The VLCC is owned through a 50/50 joint venture (or High-Q joint venture). As at September 30, 2023, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.
(6)As at September 30, 2023, a total of 44 of our owned, leased and chartered-in vessels, as well as six vessels not in our fleet and owned by third parties, were subject to revenue sharing agreements (or RSAs).
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2022.

SIGNIFICANT DEVELOPMENTS IN 2023
Conflicts in Israel/Gaza Strip and Ukraine

On October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Although certain ports in Israel are now closed, to date this conflict has had modest effects on the price of crude oil and the oil industry, and no material impact to our business. However, escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions on any of the oil producing nations, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the tanker industry, demand for our services, our business, results of operations, financial condition and cash flows.

The ongoing conflict in Ukraine has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions on Russia by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

Please see “Item 3 - Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Item 1A - Risk Factors” in this Report on Form 6-K for information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities and the conflicts in Israel and Ukraine.

COVID-19 Pandemic

For the nine months ended September 30, 2023, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Please read "Item 3 - Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022 for information about potential risks of the COVID-19 pandemic on our business.

Vessel Repurchases

In March 2023, we completed the repurchase of one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, pursuant to repurchase options under related sale-leaseback arrangements.

In May 2023, we completed the repurchase of five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, pursuant to repurchase options under related sale-leaseback arrangements.

In September 2023, we completed the repurchase of two Suezmax tankers and two Aframax / LR2 tankers for a total cost of $57.2 million, pursuant to repurchase options under related sale-leaseback arrangements.

Time Chartered-in Vessels

In January 2023, an Aframax / LR2 tanker newbuilding related to a time charter-in contract that we entered into in 2020 was delivered to us. The time charter-in contract has a seven-year term at a rate of $18,700 per day, with three one-year extension option periods and a purchase option at the end of the second extension option period.

During the first quarter of 2023, two Aframax / LR2 tankers related to time charter-in contracts that were entered into in December 2022 and February 2023, respectively, were delivered to us and commenced their in-charter terms of two to three years, respectively, at an average rate of $33,450 per day.

In May and July 2023, we extended two chartered-in contracts for two Aframax / LR2 tankers for 12 months each at an average rate of approximately $20,600 per day. An additional 12-month optional period was secured on one of the vessels.

In September 2023, we extended one chartered-in contract for an Aframax / LR2 tanker for 12 months at a rate of $21,250 per day.

Time Chartered-out Vessels

In February 2023, a one-year time charter-out contract for an Aframax / LR2 tanker that was entered into in December 2022 commenced at a rate of $48,500 per day.

Debt Facility

In May 2023, we entered into a new secured revolving credit facility agreement (or the 2023 Revolver) for up to $350.0 million to refinance 19 vessels, which vessels include the nine, six and four vessels we repurchased in March 2023, May 2023 and September 2023, respectively, that were previously subject to sale-leaseback financing arrangements. The 2023 Revolver has a six-year term and an interest rate based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%. The maximum amount of the facility is reduced by semi-annual reductions in revolver capacity.

Cancellation of Revolving Credit Facility

In July 2023, we provided notice of loan cancellation to the lenders of our previous revolving credit facility (or the 2020 Revolver). The 2020 Revolver, which had a maturity date of December 2024, was cancelled effective July 2023, at which time all 13 collateralized vessels and related security were released and discharged. Upon cancellation of the 2020 Revolver, the amount available to us from our long-term debt was reduced by $65.7 million.

Cancellation of Working Capital Loan Facility

In September 2023, we provided notice of cancellation to the lender of our working capital loan facility with Teekay Tankers Chartering Pte. Ltd. (or TTCL), our wholly-owned subsidiary. The working capital loan facility, which provided for aggregate borrowings up to $80.0 million, was cancelled in September 2023, and the related security interest in the assets of TTCL was subsequently discharged. Upon cancellation of the working capital loan facility, the amount available to us from our short-term debt was reduced by $80.0 million.

Long-Term Incentive Plan

In March 2023, we adopted a 2023 Long-Term Incentive Plan (or the 2023 Plan) and suspended our 2007 Long-Term Incentive Plan (or the Prior Plan). We have authorized the issuance of up to 600,000 shares of Class A common stock pursuant to the 2023 Plan, in addition to up to an aggregate of 1,291,416 shares that were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares).

Dividend Policy

In May 2023, our Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common stock. The declaration and payment of any further dividends is subject to the discretion of our Board of Directors.

Share Repurchase Program

In May 2023, we announced that our Board of Directors had authorized a new share repurchase program for the repurchase of up to $100 million of our outstanding Class A common shares. Under the program, repurchases can be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the U.S. Securities and Exchange Commission (or SEC), in each case at times and prices considered appropriate by us. The timing of any purchases and the exact number of shares to be purchased under the program will be subject to our discretion and upon market conditions and other factors. We intend to make all open market repurchases under the plan in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934, as amended. As at the end of September 2023, no shares have been acquired under this program.
RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated "time-charter equivalent" (or TCE) rates, which represent net revenues (or income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary

Our consolidated income from operations was $423.0 million for the nine months ended September 30, 2023, compared to $101.7 million in the same period last year. The primary reasons for this increase in income are as follows:
•an increase of $292.1 million as a result of higher overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers in the first three quarters of 2023 compared to the same period in the prior year, as well as higher earnings from our FSL dedicated vessels;

•an increase of $23.6 million due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us at various times between the third quarter of 2022 and the first quarter of 2023;

•an increase of $15.2 million due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates during the first three quarters of 2023 compared to previous fixed rates; and

•an increase of $11.4 million due to fewer off-hire days and off-hire bunker expenses during the first three quarters of 2023, primarily related to fewer scheduled dry dockings compared to the same period in the prior year;

partially offset by:

•a decrease of $9.4 million due to no gain on sale of vessels during the first three quarters of 2023, compared to the gain on sale of three Aframax / LR2 tankers and one Suezmax tanker during the same period in the prior year;

•a decrease of $4.8 million due to the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022; and

•a decrease of $4.2 million due to an increase in general and administrative expenses during the first three quarters of 2023, primarily resulting from higher expenditures related to compensation, benefits and payroll taxes compared to the same period in the prior year, as well as higher general corporate expenditures.

Details of the changes to our results of operations for the three and nine months ended September 30, 2023, compared to the three and nine months ended September 30, 2022, are provided below.

Three and Nine Months Ended September 30, 2023 versus Three and Nine Months Ended September 30, 2022

We own and operate crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, we provide STS support services, along with our tanker commercial management and technical management services.

The following table presents our results for the three and nine months ended September 30, 2023 and 2022, and includes a comparison of net revenues, a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2023	2022	% Change	2023	2022	% Change
Revenues	285,858	279,386	2.3%	1,051,161	695,793	51.1%
Less: Voyage expenses	(113,274)	(135,013)	(16.1)%	(355,543)	(363,615)	(2.2)%
Net revenues	172,584	144,373	19.5%	695,618	332,178	109.4%

Vessel operating expenses	(36,366)	(35,983)	1.1%	(112,348)	(114,239)	(1.7)%
Time-charter hire expenses	(19,378)	(7,236)	167.8%	(51,014)	(19,339)	163.8%
Depreciation and amortization	(24,565)	(24,251)	1.3%	(72,924)	(74,574)	(2.2)%
General and administrative expenses	(10,700)	(9,687)	10.5%	(35,087)	(30,827)	13.8%
Gain on sale and (write-down) of assets	—	8,156	(100.0)%	—	8,888	(100.0)%
Restructuring charges	—	—	—%	(1,248)	(413)	202.2%
Income from operations	81,575	75,372	8.2%	422,997	101,674	316.0%

Interest expense	(6,440)	(9,024)	(28.6)%	(23,565)	(26,074)	(9.6)%
Interest income	3,119	216	1,344.0%	7,120	418	1,603.3%
Realized and unrealized gain on derivative instruments	—	1,698	(100.0)%	449	4,598	(90.2)%
Equity income (loss)	666	221	201.4%	2,916	(1,464)	(299.2)%
Other (expense) income	(82)	840	(109.8)%	(65)	3,135	(102.1)%
Net income before income tax	78,838	69,323	13.7%	409,852	82,287	398.1%
Income tax recovery (expense)	2,528	(1,270)	(299.1)%	(7,875)	372	(2,216.9)%
Net income	81,366	68,053	19.6%	401,977	82,659	386.3%

Net Revenues. Net revenues were $172.6 million and $695.6 million for the three and nine months ended September 30, 2023, respectively, compared to $144.4 million and $332.2 million for the same periods in the prior year.
The increases for the three and nine months ended September 30, 2023 compared to the same periods in the prior year were primarily the result of:

•net increases of $13.9 million and $45.9 million for the three and nine months ended September 30, 2023, respectively, due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us at various times between the third quarter of 2022 and the first quarter of 2023, partially offset by the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022;

•increases of $10.6 million and $11.4 million for the three and nine months ended September 30, 2023, respectively, due to fewer off-hire days and lower off-hire bunker expenses related to fewer scheduled dry dockings compared to the same periods in the prior year;

•increases of $2.6 million and $280.1 million for the three and nine months ended September 30, 2023, respectively, due to higher overall average realized spot rates earned by our Suezmax tankers and Aframax / LR2 tankers compared to the same periods in the prior year;

•increases of $2.0 million and $15.2 million for the three and nine months ended September 30, 2023, respectively, primarily due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates during the first three quarters of 2023 compared to previous fixed rates;

•increases of $0.7 million and $12.0 million for the three and nine months ended September 30, 2023, respectively, due to higher average FSL spot and spot voyage charter rates for our FSL dedicated vessels during the first three quarters of 2023 compared to the same periods in the prior year; and

•an increase of $1.2 million for the nine months ended September 30, 2023 due to higher STS support services revenues resulting from an increase in the average rate earned per operation in the first three quarters of 2023 compared to the same period in the prior year;

partially offset by:

•decreases of $1.7 million for the three and nine months ended September 30, 2023 due to commercial claims from charterers during the third quarter of 2023.

Vessel Operating Expenses. Vessel operating expenses were $36.4 million and $112.3 million for the three and nine months ended September 30, 2023, respectively, compared to $36.0 million and $114.2 million for the same periods in the prior year. The decrease for the nine months ended September 30, 2023 was primarily due to a decrease of $4.2 million resulting from the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022, as well as a decrease of $1.0 million resulting from lower crewing-related expenditures, partially offset by an increase of $2.1 million related to higher repair costs on certain tankers and an increase of $0.8 million related to higher expenditures for ship management.

Time-charter Hire Expenses. Time-charter hire expenses were $19.4 million and $51.0 million for the three and nine months ended September 30, 2023, respectively, compared to $7.2 million and $19.3 million for the same periods in the prior year. The increases were primarily due to increases of $11.4 million and $32.7 million for the three and nine months ended September 30, 2023, respectively, resulting from the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us at various times between the third quarter of 2022 and the first quarter of 2023, increases of $0.7 million for the three and nine months ended September 30, 2023, resulting from an increase in daily hire rates for two Aframax / LR2 tankers after extending their chartered-in contracts during the first three quarters of 2023, partially offset by a decrease of $1.5 million for the nine months ended September 30, 2023 due to fewer hire days for a chartered-in tanker due to its dry dock.
Depreciation and Amortization. Depreciation and amortization was $24.6 million and $72.9 million for the three and nine months ended September 30, 2023, respectively, compared to $24.3 million and $74.6 million for the same periods in the prior year. The decrease for the nine months ended September 30, 2023 was primarily due to the sale of one Aframax / LR2 tanker during the second half of 2022.
General and Administrative Expenses. General and administrative expenses were $10.7 million and $35.1 million for the three and nine months ended September 30, 2023, respectively, compared to $9.7 million and $30.8 million for the same periods in the prior year. The increases were primarily due to higher expenditures related to compensation, benefits and payroll taxes, as well as higher general corporate expenditures.
Gain on Sale and (Write-down) of Assets. The gain on sale and (write-down) of assets of $8.2 million and $8.9 million for the three and nine months ended September 30, 2022, respectively, were related to:
•the sale of one Aframax / LR2 tanker in September 2022, which resulted in a gain of $8.2 million during the three and nine months ended September 30, 2022; and
•the sale of two Aframax / LR2 tankers in April 2022, which resulted in an aggregate gain of $1.2 million during the nine months ended September 30, 2022, as well as the reversal of the previous write-down of one of these tankers to reflect its agreed sales price, which resulted in a gain of $0.6 million during the nine months ended September 30, 2022;
partially offset by:
•the impairment recorded on two of our operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $1.1 million during the nine months ended September 30, 2022.
Restructuring Charges. Restructuring charges of $1.2 million for the nine months ended September 30, 2023 were related to organizational changes made to our commercial and technical operations teams. Restructuring charges of $0.4 million for the nine months ended September 30, 2022, were related to organizational changes made to Teekay Services Limited (or the Manager) following divestments by Teekay Corporation (or Teekay) related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022.
Interest Expense. Interest expense was $6.4 million and $23.6 million for the three and nine months ended September 30, 2023, respectively, compared to $9.0 million and $26.1 million for the same periods in the prior year. The decreases for the three and nine months ended September 30, 2023 were primarily due to the repurchase of nine Aframax / LR2 tankers and six Suezmax tankers during the first half of 2023, all of which were previously held under sale-leaseback arrangements, as well as the repayment in full of our previous term loan during the second half of 2022, partially offset by a higher average benchmark interest rate for our tankers under sale-leaseback arrangements.
Interest Income. Interest income was $3.1 million and $7.1 million for the three and nine months ended September 30, 2023, respectively, compared to $0.2 million and $0.4 million for the same periods in the prior year. The increases were primarily due to higher cash balances earning higher interest rates.
Realized and Unrealized Gain on Derivative Instruments. Realized and unrealized gains on derivative instruments were $nil and $0.4 million for the three and nine months ended September 30, 2023, respectively, compared to $1.7 million and $4.6 million for the same periods in the prior year.
In March 2020, we entered into an interest rate swap agreement with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which swap agreement was scheduled to mature in December 2024. In June 2023, we terminated this interest rate swap agreement. We recognized realized gains under the swap agreement of $nil and $4.2 million for the three and nine months ended September 30, 2023, respectively, compared to realized gains of $0.2 million and $0.2 million for the same periods in the prior year,

We recognized unrealized losses of $nil and $3.7 million for the three and nine months ended September 30, 2023, respectively, compared to unrealized gains of $1.0 million and $3.4 million for the same periods in the prior year under the interest rate swap agreement.
From time to time, we use forward freight agreements (or FFAs) to increase or decrease our exposure to spot market rates, within defined limits. We recognized realized gains of $0.4 million and $0.7 million for the three and nine months ended September 30, 2022, respectively, under the FFAs.
We recognized unrealized gains of $0.1 million and $0.4 million for the three and nine months ended September 30, 2022, respectively, under the FFAs.
Equity Income (Loss). Equity income was $0.7 million and $2.9 million for the three and nine months ended September 30, 2023, respectively, compared to equity income of $0.2 million and equity loss of $1.5 million for the same periods in the prior year. The improvement for the three and nine months ended September 30, 2023 was primarily due to higher spot rates realized by our 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, as well as fewer off-hire days during the nine months ended September 30, 2023 resulting from the dry dock of the VLCC during the same period in the prior year.
Other (Expense) Income. Other expense was $82.0 thousand and $65.0 thousand for the three and nine months ended September 30, 2023, respectively, compared to other income of $0.8 million and $3.1 million for the same periods in the prior year. The decreases in other income were primarily due to premiums paid in relation to the repurchase of four and 19 tankers, respectively, for the three and nine months ended September 30, 2023, respectively, which were previously under sale-leaseback arrangements, and changes in foreign currency exchange rates related to our accrued tax and working capital balances during the three and nine months ended September 30, 2023.
Income Tax Recovery (Expense). Income tax recovery and income tax expense was $2.5 million and $7.9 million, respectively, for the three and nine months ended September 30, 2023, respectively, compared to income tax expense and income tax recovery of $1.3 million and $0.4 million, respectively, for the same periods in the prior year. The fluctuations were primarily due to the reversal of certain freight tax liabilities based on an assessment of our tax position for a jurisdiction and lower recoveries related to the expiry of the statute of limitations in certain jurisdictions, as well as changes in vessel trading activities and higher gross revenues and net income during the three and nine months ended September 30, 2023. For additional information, please read "Item 1 – Financial Statements: Note 13 - Income Tax Recovery (Expense)" of this report.

Tanker Market
Mid-size crude tanker spot rates declined during the third quarter of 2023 due to reduced crude oil exports from some members of the OPEC+ group and normal seasonality. Saudi Arabia announced a voluntary supply cut of 1.0 million barrels per day (or mb/d) in July 2023, and has pledged to keep these cuts in place to the end of the year, which has negatively impacted crude tanker demand. In addition, Russian crude oil exports fell during the third quarter as higher Russian domestic demand through the summer meant that there was less crude oil available for export. Despite these factors, tanker rates remain firm on a historical basis, with Teekay Tankers recording the best mid-size spot tanker rates for a third quarter in the past 15 years.
Spot tanker rates have strengthened during October 2023 in line with normal fourth quarter seasonality as refiners increase their crude purchasing ahead of the winter demand season. In addition, crude oil export volumes from both Russia and Saudi Arabia have increased from the low point in August 2023 as regional refinery maintenance and lower domestic demand have made more crude oil available for export. Crude oil exports from other key load regions, such as the U.S. Gulf and West Africa, have also strengthened which is giving further support to mid-size tanker demand. We expect that spot rates will remain well supported through the fourth quarter of 2023 as the onset of winter tanker market conditions, such as weather delays, are expected to support rates by tightening available vessel supply.
Following an expected 2.3 mb/d of oil demand growth in 2023, which reflects in part the continued impact of the post-pandemic rebound effect, the International Energy Agency (or IEA) expects global oil demand to grow by an additional 0.9 mb/d in 2024, reaching a new record high of 102.7 mb/d. Demand from non-OECD countries is projected to grow by 1.3 mb/d in 2024 with just under half of the increase coming from China. OECD demand is projected to decline by 0.4 mb/d due to the impact of increased fuel efficiency and a more challenging economic environment due to persistently high inflation and interest rates.
As per the IEA, the majority of oil supply growth in 2024 is expected to come from non-OPEC+ countries in the Atlantic Basin such as the United States, Canada, Brazil, and Guyana. Given that oil demand growth is expected to be focused on the Asia-Pacific region in 2024, there could be an increase in Atlantic-to-Pacific crude oil movements, which may be beneficial for tanker tonne-mile demand. Furthermore, we expect that the mid-size tanker fleet will continue to benefit from altered Russian crude oil trade patterns, with the majority of volumes flowing long-haul on mid-size vessels to China and India. The recent conflict in the Middle East, while not having an immediate impact on global oil production or seaborne crude oil trade flows, could impact the tanker market should the conflict escalate and expand to other oil producing nations in the region.
Tanker fleet supply fundamentals continue to be positive. Just under 24 million deadweight tons (or mdwt) of new tanker orders have been placed to date during 2023, which is in line with average levels of newbuild ordering over the past 20 years, and the orderbook remains close to historic lows at just under 6 percent of the existing tanker fleet size. As per Clarksons(1), global shipyard forward cover currently stands at 3.5 years with limited berths available prior to 2027. The combination of a small tanker orderbook, an aging tanker fleet, and a lack of shipyard capacity are expected to lead to very low levels of tanker fleet growth in the next 2 to 3 years.

In summary, spot tanker rates have increased at the start of the fourth quarter of 2023 and are expected to remain firm in the coming months due to a tight supply / demand balance and the onset of winter market seasonality. The outlook for the next 2 to 3 years continues to look positive, primarily due to favorable fleet supply fundamentals, and we believe that the market is still in the early stages of an extended market upturn.

(1) Source: Clarksons Research “World Shipyard Monitor” report, October 2023.

Fleet and TCE Rates

As at September 30, 2023, we owned or leased 44 double-hulled oil and product tankers and time chartered-in seven Aframax / LR2 tankers and one Suezmax tanker. We also owned a 50% interest in one VLCC, the results of which are included in equity income (loss).
The following table highlights the operating performance of our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in FSL, measured in net voyage revenue per revenue day, or TCE rates, before off-hire bunker expenses:

	Three Months Ended September 30, 2023
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$136,500	$(58,067)	$256	$78,689	2,251	$34,954
Voyage-charter contracts - Aframax / LR2 (4)	$138,274	$(57,148)	$1,400	$82,526	2,256	$36,579
Time charter-out contracts - Suezmax	$3,657	$(202)	$(4)	$3,451	92	$37,513
Time charter-out contracts - Aframax / LR2	$4,462	$(117)	$6	$4,351	92	$47,288
Total	$282,893	$(115,534)	$1,658	$169,017	4,691	$36,028
(1)Excludes $2.0 million of revenues related to our STS support services operations, $0.5 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.4 million of bunker commissions earned.
(2)Includes $2.2 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include an expense related to a claim from a charterer in relation to a mechanical issue on one vessel and off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $9.8 million of revenues and $8.8 million of voyage expenses related to our FSL operations, which includes $2.2 million of operating expenses referenced in note (2) above related to FSL operations.

	Three Months Ended September 30, 2022
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$146,467	$(74,117)	$936	$73,286	2,208	$33,191
Voyage-charter contracts - Aframax / LR2 (4)	$129,614	$(64,314)	$2,100	$67,400	1,842	$36,591
Time charter-out contracts - Aframax / LR2	$1,656	$(8)	$8	$1,656	92	$18,000
Total	$277,737	$(138,439)	$3,044	$142,342	4,142	$34,365
(1)Excludes $0.9 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $0.6 million of revenues related to our STS support services operations, and $0.4 million of bunker commissions earned.
(2)Includes $3.5 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $29.6 million of revenues and $18.9 million of voyage expenses related to our FSL operations, which includes $3.5 million of operating expenses referenced in note (2) above related to FSL operations.

	Nine Months Ended September 30, 2023
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$527,991	$(193,623)	$625	$334,993	6,769	$49,489
Voyage-charter contracts - Aframax / LR2 (4)	$491,493	$(169,602)	$2,446	$324,337	6,404	$50,644
Time charter-out contracts - Suezmax	$10,717	$(444)	$(32)	$10,241	273	$37,513
Time charter-out contracts - Aframax / LR2	$12,407	$(293)	$8	$12,122	290	$41,802
Total	$1,042,608	$(363,962)	$3,047	$681,693	13,736	$49,627
(1)Excludes $5.3 million of revenues related to our STS support services operations, $1.9 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $1.3 million of bunker commissions earned.
(2)Includes $8.4 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and an expense related to a claim from a charterer in relation to a mechanical issue on one vessel, which are excluded from Average TCE per Revenue Day.
(4)Includes $55.7 million of revenues and $31.1 million of voyage expenses related to our FSL operations, which includes $8.4 million of operating expenses referenced in note (2) above related to FSL operations.

	Nine Months Ended September 30, 2022
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$358,826	$(200,802)	$2,031	$160,055	6,627	$24,153
Voyage-charter contracts - Aframax / LR2 (4)	$317,086	$(171,699)	$2,652	$148,039	5,689	$26,023
Time charter-out contracts - Aframax / LR2	$13,033	$(270)	$(507)	$12,256	568	$21,567
Total	$688,945	$(372,771)	$4,176	$320,350	12,884	$24,865
(1)Excludes $3.5 million of revenues related to our STS support services operations, $2.4 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $1.1 million of bunker commissions earned.
(2)Includes $9.2 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and a fee earned based on the redelivery location of one time charter-out Aframax / LR2 tanker during the second quarter of 2022, which are excluded from Average TCE per Revenue Day.
(4)Includes $82.3 million of revenues and $54.5 million of voyage expenses related to our FSL operations, which includes $9.2 million of operating expenses referenced in note (2) above related to FSL operations.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

We generate cash flows primarily from chartering out our vessels. We employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the year ended December 31, 2022, when global oil trade routes and tonne-mile demand were impacted by Russia's invasion of Ukraine, which commenced in late February 2022. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are long-term bank borrowings, lease or equity financings, and to a lesser extent, the proceeds from the sales of our older vessels.

Our obligations related to finance leases are described in "Item 1 – Financial Statements: Note 5 - Operating Leases and Obligations Related to Finance Leases" and our 2023 Revolver is described in "Item 1 – Financial Statements: Note 4 - Long-Term Debt" of this report. Our 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our 2023 Revolver and obligations related to finance leases require us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 4 - Long-Term Debt" and in "Item 1 – Financial Statements: Note 5 - Operating Leases and Obligations Related to Finance Leases" of this report. If we do not meet these financial or other covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2023, we were in compliance with all covenants under our revolving credit facility and obligations related to finance leases. Our 2023 Revolver and obligations related to finance leases require us to make interest payments based on SOFR plus a margin. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. As at September 30, 2023, we were not committed to any interest rate swap agreements.

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, funding our other working capital requirements, dividend payments on our common shares, repurchase of our common shares under our share repurchase program, as well as providing funding to our equity-accounted joint venture from time to time. In addition, we may use cash to acquire new or second-hand vessels to renew our fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Nine Months Ended September 30,
	2023	2022
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by operating activities	493,715	48,172
Net cash flow used for financing activities	(451,018)	(75,362)
Net cash flow (used for) provided by investing activities	(2,075)	55,135

Net Operating Cash Flow
The $445.5 million increase in net operating cash flow for the nine months ended September 30, 2023 compared to the same period in 2022 was primarily due to:

•an increase of $339.8 million in cash inflows primarily due to higher operating earnings during the first three quarters of 2023 resulting from higher average realized spot tanker rates, the addition of five chartered-in vessels at various times between the third quarter of 2022 and the first quarter of 2023, certain vessels returning from time charter-out contracts and earning higher average spot rates during the first three quarters of 2023 compared to previous fixed rates, as well as higher earnings from our FSL dedicated vessels;

•a decrease of $100.7 million in cash outflows related to changes in net working capital during the first three quarters of 2023; and

•a decrease of $5.0 million in cash outflows related to expenditures for dry-docking activities during the first three quarters of 2023 compared to the same period of the prior year.

Net Financing Cash Flow
Net cash flow used for financing activities increased by $375.7 million for the nine months ended September 30, 2023 compared to the same period in 2022. The increase was primarily due to:

•a net increase of $645.8 million in cash outflows during the first three quarters of 2023 primarily resulting from the repurchases of 11 Aframax / LR2 tankers and eight Suezmax tankers under their previous sale-leaseback financing agreements and a decrease in cash inflows resulting from the sale-leaseback financing transactions completed during the first three quarters of 2022, partially offset by a decrease in scheduled repayments on our finance lease obligations during the first three quarters of 2023;

•an increase of $51.0 million in cash outflows due to cash dividends on our common shares paid during the first three quarters of 2023; and

•an increase of $4.5 million in cash outflows due to debt issuance costs paid in relation to the setup of the 2023 Revolver that was entered during the second quarter of 2023;

partially offset by:

•a decrease of $302.0 million in cash outflows due to a decrease in prepayments and repayments during the first three quarters of 2023 on our revolving credit facilities and term loan (which was fully repaid in the second half of 2022); and

•a decrease of $25.0 million in cash outflows due to a decrease in net repayments for our working capital loan facility (which was voluntarily cancelled in September 2023) during the first three quarters of 2023.

Net Investing Cash Flow
Net cash flow provided by investing activities decreased by $57.2 million for the nine months ended September 30, 2023 compared to the same period in 2022. The decrease was primarily due to:

•a decrease of $69.6 million in cash inflows resulting from net proceeds received from the sale of one Suezmax tanker and three Aframax / LR2 tankers during the first three quarters of 2022;

partially offset by:

•a decrease of $5.5 million in cash outflows resulting from lower capital expenditures for the fleet during the first three quarters of 2023; and

•an increase of $3.9 million in cash inflows resulting from loan repayments from our equity-accounted joint venture during the first three quarters of 2023 as well as a decrease of $3.0 million in cash outflows due to an advance provided to our equity-accounted joint venture during the first three quarters of 2022.

Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow, our undrawn credit facilities, and capital raised through financing transactions. Our cash management policies have a primary objective of preserving capital as well as ensuring cash investments can be sold readily and efficiently. A further objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our 2023 Revolver are described in "Item 1 – Financial Statements: Note 4 - Long-Term Debt" of this report.

In May 2023, we announced a capital allocation plan which continues to prioritize debt repayment and aims to provide sufficient capital for fleet renewal. As part of this plan, our Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common stock. Pursuant to this dividend policy, our Board of Directors declared a regular cash dividend of $0.25 per common share commencing with the first quarter of 2023. In addition, our Board of Directors declared a special cash dividend of $1.00 per common share in May 2023 and also authorized a new share repurchase program for the repurchase of up to $100 million of our outstanding Class A common shares to be utilized at our discretion.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $168.5 million during the nine months ended September 30, 2023 from $343.0 million as at December 31, 2022 to $511.5 million as at September 30, 2023. The increase during the nine months ended September 30, 2023 was primarily a result of the following events or changes during the first three quarters of 2023: $493.7 million of net operating cash inflow during the first three quarters of 2023; a $284.2 million increase in borrowing capacity from our 2023 Revolver; $6.1 million of cash deposits that were released from restricted cash deposits relating to our FFAs and obligations related to finance leases and $3.9 million of loan repayments from our equity-accounted joint venture; partially offset by $364.2 million of payments for the repurchases of 11 Aframax / LR2 tankers and eight Suezmax tankers that were previously under sale-leaseback arrangements; an $82.5 million decrease in the borrowing capacity of our 2020 Revolver (which facility was voluntarily cancelled in July 2023); an $80.0 million decrease in the borrowing capacity of our working capital loan facility (which was voluntarily cancelled in September 2023); $51.0 million of cash dividends paid on our common shares; $28.9 million of scheduled repayments of obligations related to finance leases; $6.0 million of expenditures for capital upgrades for vessels and equipment and $4.5 million of debt issuance costs paid in connection with the setup of the 2023 Revolver.

We anticipate that our liquidity at September 30, 2023, combined with cash we expect to generate during the 12 months following the date of this report, will be sufficient to meet our cash requirements for at least the one-year period following the date of this report.

In July 2023, we cancelled the 2020 Revolver, which was scheduled to mature in December 2024. Our 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility at September 30, 2023. Our ability to refinance our 2023 Revolver will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. In addition, at September 30, 2023, we did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 30% of our fleet is currently aged 15 years and older, and we may need to begin the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will be funded using the undrawn revolving credit facility, cash on hand and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes our contractual obligations as at September 30, 2023:

(in millions of U.S. Dollars)	Total	12 Months Following September 30, 2023	Remainder of 2024	2025	2026	2027	Beyond 2027
U.S. Dollar-Denominated Obligations
Scheduled repayments of obligations related to finance leases	146.0	20.9	5.1	20.9	20.9	20.9	57.3
Chartered-in vessels (operating leases) (1)	162.2	74.5	11.9	32.9	18.8	11.2	12.9
Total	308.2	95.4	17.0	53.8	39.7	32.1	70.2

(1)Excludes payments required if we exercise options to extend the terms of chartered-in leases signed as of September 30, 2023.
Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 13 - Income Tax Recovery (Expense)" of this report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at September 30, 2023, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $21.6 million, and we guarantee 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the European Union Emissions Trading System (or EU ETS) as of January 1, 2024, will require us to acquire allowances related to our greenhouse gas emissions, for which the impact on our business is not determinable with certainty at this time. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2022. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2023.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2023 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction;
•estimated changes in global oil demand and supply;
•future tanker rates and OPEC+ oil production or oil supply cuts;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries (including the exercise of repurchase options under our sale-leaseback arrangements), vessel refinancing, tanker contracts and potential fleet renewal;
•general domestic and international political conditions and geopolitical conflicts;
•the impact of the recently-declared Hamas-Israel war or the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions, and the persistence of altered trade patterns;
•the effect on typical seasonal variations in tanker rates;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, and the sufficiency of cash flows and other sources of liquidity;
•our expectations regarding the reference rates and the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•our dividend policy and the declaration or payment of any future dividends on our common shares, and our share repurchase program and any future repurchases completed pursuant to such program; and
•expected interest payments on our contractual obligations and the impact on our payment obligations if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; non-OPEC+ and OPEC+ production and supply levels; future developments relating to the COVID-19 pandemic and governmental measures implemented in response, and any resulting effects on the markets in which we operate; whether our repurchases of vessels upon the exercise of repurchase options under sale-leaseback agreements close when expected, if at all; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; the status of Russia's invasion of Ukraine and related sanctions, import and other restrictions; geopolitical tensions and changes in global economic conditions; our levels of available cash and cash reserves and the declaration of any future dividends by our Board of Directors; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2022. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2023
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and set forth below in this Item 1A, you should carefully consider the risk factors discussed in Part I, “Item 3 – Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, and in Part II, “Item 1A – Risk Factors” in our Report on Form 6-K for the quarter ended March 31, 2023 (furnished to the SEC on May 12, 2023), which could materially affect our business, financial condition or results of operations, the price and value of our securities and our ability to pay dividends on our common shares.

Terrorist attacks, increased hostilities, political change, or war could lead to further economic instability, increased costs, and business disruption.
Terrorist attacks, and current or future conflicts in Ukraine, the Middle East, Libya, East Asia, Southeast Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and fund future growth. Recent hostilities in Ukraine, the Middle East (including the recent Israel-Hamas war) and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.
On October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Although certain ports in Israel are now closed, to date this conflict has had modest effects on the price of crude oil and the oil industry, and no material impact to our business. However, escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions on any of the oil producing nations, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the tanker industry, demand for our services, our business, results of operations, financial condition and cash flows.
Furthermore, Russia’s invasion of Ukraine, in addition to sanctions announced by several world leaders and nations against Russia and any further sanctions, may also adversely impact our business given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the U.S., the European Union or other countries against Russia, companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of Russia’s invasion of Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia, Ukraine or the Middle East, which could adversely affect our operations and financial condition.
In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists, or warlike operations; the conflict in Ukraine has resulted in missile attacks on commercial vessels in the Black Sea. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
N/A.
Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-271427) FILED WITH THE SEC ON APRIL 25, 2023.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	November 3, 2023	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)